Crescent Point Announces Q1 2021 Conference Call

May 5, 2021 Calgary, AB



Crescent Point Energy Corp. ("Crescent Point" or the "Company") (TSX and NYSE: CPG) plans to report its first quarter 2021 financial and operating results via press release prior to the opening of markets on Wednesday, May 12, 2021. Crescent Point's management will hold a conference call at 10:00 a.m. MT (12:00 p.m. ET) the same day to discuss the Company's results and outlook.

Participants can listen to this event online via webcast. Alternatively, the conference call can be accessed by dialing 1-888-390-0605.

The webcast will be archived for replay and can be accessed on Crescent Point's conference calls and webcasts webpage under the invest tab. The replay will be available approximately one hour following the completion of the call.

FOR MORE INFORMATION ON CRESCENT POINT ENERGY, PLEASE CONTACT:

Brad Borggard, Senior Vice President, Corporate Planning and Capital Markets, or

Shant Madian, Vice President, Investor Relations and Corporate Communications

Telephone: (403) 693-0020 Toll-free (US and Canada): 888-693-0020 Fax: (403) 693-0070

Address: Crescent Point Energy Corp. Suite 2000, 585 - 8th Avenue S.W. Calgary AB T2P 1G1

www.crescentpointenergy.com

Crescent Point shares are traded on the Toronto Stock Exchange and New York Stock Exchange under the symbol CPG.